SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: July 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                   .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel Date: July 3, 2007

SIGNATURE

News Release

BCE Reaches Definitive Agreement to be Acquired
By Investor Group Led by Teachers, Providence and Madison
BCE Board Recommends Shareholders Accept
C$42.75 (US$40.13) Per Share Offer
•	Offer is 40% premium over “undisturbed share price”
•	Closing targeted for first quarter, 2008
MONTREAL, Quebec, June 30, 2007 — BCE (TSX/NYSE: BCE) today announced that the company has entered into a definitive agreement for BCE to be acquired by an investor group led by Teachers Private Capital, the private investment arm of the Ontario Teachers Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. The all-cash transaction is valued at C$51.7 billion (US$48.5 billion), including C$16.9 billion (US$15.9 billion) of debt, preferred equity and minority interests. The BCE Board of Directors unanimously recommends that shareholders vote to accept the offer.
Under the terms of the transaction, the investor group will acquire all of the common shares of BCE not already owned by Teachers for an offer price of C$42.75 per common share and all preferred shares at the prices set forth in the attached schedule. Financing for the transaction is fully committed through a syndicate of banks acting on behalf of the purchaser. The purchase price represents a 40% premium over the undisturbed average trading price of BCE common shares in the first quarter of 2007, prior to the possibility of a privatization transaction surfacing publicly. The transaction values BCE at 7.8 times EBITDA (earnings before interest, taxes, depreciation and amortization) for the 12-month period ending March 31, 2007.
“This proposed transaction concludes a comprehensive and disciplined review of the company’s strategic alternatives launched April 17,” said Richard J. Currie, Chairman of the Board of BCE. “It will deliver substantial value creation for our shareholders. In addition, a majority of the equity will be owned by Canadians.”
“The transaction delivers to our shareholders the economic benefit of the work done to focus on our core business and to strengthen Bell with a new cost structure and new competitive capabilities,” said Michael Sabia, President and CEO of BCE. “All members of the investor group have outstanding track records in building strong and resilient enterprises and they share our commitment to customers, our employees and the communities we serve.”
“It is gratifying to see that BCE’s Board of Directors shares our vision for this initiative, and we are honoured to lead the largest buyout transaction in Canadian corporate history,” said Jim Leech, Senior Vice-President, Teachers’ Private Capital, noting that Teachers has been a major BCE shareholder since the early 1990s. “The Board has recognized our commitment to BCE’s ongoing growth potential, through our proposed investment strategy. We made it clear in our proposal that we have carefully considered the potential for BCE and its ongoing status as a

Canadian icon. We strongly believe that all BCE shareholders, Canadian consumers, and employees, including senior management, who will continue to direct the company from its headquarters in Montreal, will benefit from this transaction. We look forward to working together with BCE to make this a reality.”
“This is a unique opportunity to contribute to and participate in the growth of one of the world’s most significant communications companies,” said Jonathan M. Nelson, Chief Executive Officer of Providence Equity Partners. “BCE offers state of the art services through its sophisticated network that extends throughout Canada. We look forward to working with BCE’s talented management and employees and our partners to build on the strong platform that is in place for the benefit of all of the company’s stakeholders.”
The equity ownership of BCE would be as follows: Teachers Private Capital 52%, Providence 32%, Madison Dearborn 9% and other Canadian investors 7%.
The purchaser has obtained a debt commitment to finance the transaction subject to usual terms for these types of financings. The purchaser anticipates requiring BCE, Bell Canada and Bell Mobility to redeem outstanding redeemable debentures maturing up to August 2010 pursuant to their terms as of and subject to the closing of the transaction. The acquisition debt financing would become an obligation of BCE and be guaranteed by BCE’s then subsidiaries (other than Bell Aliant Regional Communications Income Fund and Northwestel Inc.). As to Bell Canada, the purchaser’s financing would comply as to ranking and security with the then existing Bell Canada debentures and medium term notes issued under the 1976 and 1997 indentures. In addition, the purchaser has obtained commitments to make available a combination of facilities in order to support the ongoing liquidity needs for the company.
The transaction is subject to the customary approvals, including CRTC approval for the transfer of Bell’s broadcast license, and Industry Canada with respect to the transfer of spectrum licenses.
The transaction includes a break-up fee of C$800 million (US$751 million), payable by BCE in certain circumstances and a reverse break-up fee of C$1 billion payable by the purchaser in certain circumstances. The transaction will be completed through a plan of arrangement, which will require the approval of two-thirds of outstanding common and preferred shares, voting as a class. Shareholders will be asked to vote on the transaction at a special meeting, the details of which will be announced in due course. The company anticipates that the transaction will be completed in the first quarter of next year.
A proxy circular will be prepared and mailed to shareholders over the coming months providing shareholders with important information about the transaction. A material change report, which provides more details on the transaction, will be filed with the Canadian securities commissions and with the U.S. Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov.
Legal advisors to BCE are Davies, Ward Phillips & Vineberg, Stikeman Elliott, and Sullivan & Cromwell. The bid process was led by Goldman, Sachs and Co. BMO Capital Markets, CIBC Capital Markets and RBC Capital Markets also acted as financial advisors to the company. Greenhill and Co. provided independent advice to the Strategic Oversight Committee of the BCE Board of Directors. The Board received fairness opinions regarding the consideration to be paid for common and preferred shares from the company’s financial advisors.
Legal advisors to the investor group are Weil, Gotshal & Manges and Goodmans. Citi is serving as lead mergers & acquisitions advisor to the consortium. Other financial advisors include Deutsche Banc, Royal Bank of Scotland and TD Securities.

SCHEDULE A
BCE PREFERRED SHARES — PURCHASE PRICES
The cash considerations payable to the holders of the preferred shares are as follows:

First Preferred Shares	Consideration Per Share
Series R	$25.65 *
Series S	$25.50 *
Series T	$25.77 *
Series Y	$25.50 *
Series Z	$25.25 *
Series AA	$25.76 *
Series AC	$25.76 *
Series AE	$25.50 *
Series AF	$25.41 *
Series AG	$25.56 *
Series AH	$25.50 *
Series AI	$25.87 *
*Together with accrued but unpaid dividends to the Effective Date.
About BCE Inc.
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.
About Ontario Teachers’ Pension Plan
With more than $16 billion in assets, Teachers’ Private Capital is one of North America’s largest private investors, providing equity and mezzanine debt capital for large and mid-sized companies, venture capital for developing industries, and financing for a growing portfolio of infrastructure and timberland assets worldwide. The CDN$106 billion Ontario Teachers’ Pension Plan is the largest single-profession pension plan in Canada. It is an independent corporation responsible for investing the fund and administering the pensions of Ontario’s 271,000 active and retired teachers.
About Providence Equity Partners Inc.
Providence Equity Partners is the leading global private equity firm specializing in equity investments in media, entertainment, communications and information companies around the world. The principals of Providence manage funds with approximately $21 billion in equity commitments and have invested in more than 100 companies operating in over 20 countries since the firm’s inception in 1989. Significant investments include Bresnan Broadband Holdings, Casema, Com Hem, Digiturk, Education Management Corporation, eircom, Freedom Communications, Idea Cellular, Kabel Deutschland, Metro-Goldwyn-Mayer, Ono, Open Solutions, PanAmSat, ProSiebenSat.1, Recoletos, TDC, Univision, VoiceStream Wireless, Warner Music Group, Western Wireless and Yankees Entertainment Sports Network. Providence is headquartered in Providence, RI (USA) and has offices in New York, London, Hong Kong and New Delhi.
About Madison Dearborn Partners
Madison Dearborn Partners (“MDP”), based in Chicago, is one of the most experienced and successful private equity investment firms in the United States. MDP has more than US$14 billion of equity capital under management and makes new investments through its most recent fund, Madison Dearborn Capital Partners V, a US$6.5 billion investment fund raised in 2006. Over the past 20 years, MDP’s principals have completed over 200 investments. MDP focuses on private equity transactions across a broad spectrum of industries, including basic industries, communications, consumer, energy and power, financial services, health care and real estate. Over the last decade, MDP has been an active investor in the communications sector, with investments in such wireless communications industry leaders as Nextel Communications, Nextel Partners, Clearnet Communications, Omnipoint Corporation, MetroPCS Communications, and other wireless and wireline telecom companies. MDP has also been an active investor in the media industry, with investments in such companies as Telemundo Communications Group, Intelsat, Ltd., Univision Communications and XM Satellite Radio. For more information, please visit the MDP website at www.mdcp.com <http://www.mdcp.com/> .
Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed acquisition of BCE Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.
The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Competition Bureau, Industry Canada and other applicable governmental authorities, (ii) required BCE shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Definitive Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.
The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report and the Definitive Agreement to be filed by BCE Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).
For BCE inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007 pierre.leclerc@bell.ca	Bernard le Duc BCE Investor Relations 514-870-8276 bernard.leduc@bell.ca
Ontario Teachers Pension Plan Board
Deborah Allan
416-730-5347
Providence Equity Partners
George Sard/Andrew Cole
212-687-8080/415-618-8750
Madison Dearborn Partners
Mark Tresnowski
312-895-1040